Exhibit 99.1

Secoo Reports Unaudited First Half 2022 Financial Results

BEIJING, December 30, 2022 (GLOBE NEWSWIRE) -- Secoo Holding Limited (“Secoo,” the “Company” or “We”) (NASDAQ: SECO), Asia's leading online integrated upscale products and services platform, today announced its unaudited financial results for the six months ended June 30, 2022.

Highlights for First Half 2022:

•	GMV[1] reached RMB3,299.8 million (US$492.6 million) for 1H 2022, compared with RMB5,027.8 million for 1H 2021.

•	Total number of orders[2] was 880.3 thousand for 1H 2022, compared with 1,440.1 thousand for 1H 2021.

•	Number of active customers[3] was 408.9 thousand for 1H 2022, compared with 568.9 thousand for 1H 2021.

•	Total revenues were RMB1,164.3 million (US$173.8 million) for 1H 2022, compared with RMB1,525.6 million for 1H 2021.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are canceled during the period presented.

2 Total orders refer to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are canceled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, commented, “Against the backdrop of macro turbulence throughout 2022, we maintained our focus on optimizing operations and continued to drive value for our high-end customers, paving the way for our sustainable, long-term growth. Together with our upgraded back-office system, our strategic initiatives across supply chain, customer service, merchant support and brand marketing are helping us lay a solid and systematic foundation to improve our operating efficiencies and our unique integrated online and offline platforms. Our concerted efforts are further strengthening our position in capturing the evolving demand for luxury goods and exquisite lifestyle selections among Chinese consumers.”

Mr. Shaojun Chen, Chief Financial Officer of Secoo, said, “In the first half of 2022, we continued to improve our cost management to sustain healthy development of our core business. As we pursue solid organic growth pathways and explore valuable partnerships that enhance our suite of offerings, we also actively engaging in dialogues with our partners and customers to remain at the vanguard of industry trends and better position ourselves to secure additional business opportunities.”

Business Development Highlights

•	In March 2022, Secoo and Great World Lux Pte. Ltd (“Great World”), an affiliate of the Company’s strategic partner, L Catterton Asia, reached an agreement to refinance the three-year convertible note issued by the Company to Great World on August 8, 2018 in an aggregate principal amount of US$175,000,000. This transaction further strengthens the Company’s balance sheet and enhances its ability to advance tech-enabled innovation and drive quality growth, supporting value creation for shareholders and partners.

•	In March 2022, Secoo incorporated the E-commerce Payment of WeChat Pay and Credit Pay Installment of Ant Credit Pay into its integrated platform to further diversify its payment options and enhance the funds settlement experience for its platform merchants. With the access to the E-commerce Payment solution, Secco allows the merchants on its platform to settle their transaction funds through the WeChat Pay system, offering higher efficiency and enhanced security. In addition, Secoo enables its customers to choose installment payment options through Ant Credit Pay on Secoo’s platform and also enjoy the benefits of random coupons, which further enhances Secoo high-end customers’ purchase experiences.

•	In March 2022, Secoo upgraded its merchant back-office system featuring a brand-new homepage layout along with more advanced merchandising tools and broad-based management support functions. Notably, the new merchant back-office system offers a large number of store decoration visualization components for merchants to customize their online stores. The upgraded system also enables merchants to comprehensively manage products and orders more efficiently.

•	In April 2022, Secoo entered into a strategic partnership with ZiWU, a subsidiary of Meta Media. The partnership is focused on the exhibition and sale of artworks, collectibles and NFT art. Both parties will share resources and leverage respective advantages to integrate the whole industry chain and jointly explore ways to capture opportunities in the growing art market, with an emphasis on digital forms of art.

•	In August 2022, Secoo entered into share purchase agreements with Beijing HCYK Corporation Management Partner (“HCYK”) and Timing Capital Limited (“Timing Capital”). Pursuant to the share purchase agreements, HCYK will subscribe for 3,750,000 Class A ordinary shares of the Company for an aggregate price of US$3 million, and Timing Capital will subscribe for 1,250,000 Class A ordinary shares of the Company for an aggregate price of US$1 million, subject to customary closing conditions. Investment from HCYK and Timing Capital represents a strong vote of confidence in the Company’s position as a prominent destination for luxury online shopping in China.

•	In September 2022, Secoo formed a strategic cooperation with Aladdin Legend Technology Co., Ltd. (“Aladdin Technology”), a subsidiary of Aladdin Holding Group. According to the cooperation agreement, Aladdin Technology is committed to investing in and developing innovative businesses in the fields of community economy and industrial Internet. The two parties will jointly explore business opportunities in luxury shopping and value-added services, tapping into community economy potentials and providing support for Chinese domestic brands’ international development. For this cooperation, Aladdin Technology will leverage its strengths in capital, talents and technology, and Secoo will leverage its superior experience in high-end fashion supply chain and sales channels.

First Half 2022 Financial Results

GMV was RMB3,299.8 million (US$492.6 million) for the first six months of 2022, a decrease of 34.4% from RMB5,027.8 million for the same period in 2021.

Total number of orders was 880.3 thousand for the first six months of 2022, a decrease of 38.9% from 1,440.1 thousand for the same period in 2021.

Total revenues for the first six months of 2022 were RMB1,164.3 million (US$173.8 million), compared with RMB1,525.6 million for the same period in 2021. This decrease was primarily attributable to a slowdown in demand of discretionary spending and delayed logistics services worldwide due to the lingering impact of global COVID-19 pandemic.

Cost of revenues increased by 41.9% to RMB1,735.9 million (US$259.2 million) for the first six months of 2022 from RMB1,223.1 million for the same period in 2021, primarily due to the increase of inventory write-downs.

Gross loss was RMB 571.6 million (US$85.3 million) for the first six months of 2022, compared with gross profit of RMB302.5 million for the same period in 2021.

Gross Margin decreased to negative 49.1% for the first six months of 2022, compared with 19.8% for the same period in 2021. The decrease was mainly due to the increase of inventory write-downs.

Operating expenses for the first six months of 2022 decreased by 38.3% to RMB191.7 million (US$28.6 million) from RMB310.9 million for the same period in 2021.

Fulfillment expenses for the first six months of 2022 decreased by 69.9% to RMB25.1 million (US$3.7 million) from RMB83.2 million for the same period in 2021. The decrease was primarily attributable to (i) the decrease of delivery expenses, (ii) the decrease in staff compensation and benefits expenses, as well as (iii) the decrease in third-party payment platform charges.

Marketing expenses for the first six months of 2022 decreased by 66.9% to RMB39.1 million (US$5.8 million) from RMB118.0 million for the same period in 2021. The decrease was mainly due to (i) the decrease in online and offline advertising expenses, (ii) the decrease in staff compensation and benefits expenses and sales commission, as well as (iii) the decrease in office rental and maintenance.

Technology and content development expenses for the first six months of 2022 decreased by 49.9% to RMB27.3 million (US$4.1 million) from RMB54.5 million for the same period in 2021, primarily due to the decrease in staff compensation and benefits expenses for our technology and content development personnel and outsourced staff.

General and administrative expenses for the first six months of 2022 increased by 81.7% to RMB100.2 million (US$15.0 million) from RMB55.1 million for the same period in 2021. The increase was mainly due to the increase of credit loss, partially offset by the decrease in staff compensation and benefits expenses.

Loss from operations for the first six months of 2022 was RMB763.3 million (US$114.0 million), compared with RMB8.3 million for the same period in 2021.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB763.7 million (US$114.0 million) for the first six months of 2022, compared with RMB6.0 million for the same period in 2021.

Income tax benefit was RMB7.9 million (US$1.2 million) for the first six months of 2022, compared with RMB15.1 million for the same period in 2021.

Net loss was RMB816.5 million (US$121.9 million) for the first six months of 2022, compared with RMB39.8 million for the same period in 2021.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB816.9 million (US$122.0 million) for the first six months of 2022, compared with RMB37.5 million for the same period in 2021.

Net loss attributable to ordinary shareholders of Secoo Holding Limited for the first six months of 2022 was RMB816.4 million (US$121.9 million), compared with RMB40.9 million for the same period in 2021.

Basic and diluted net loss per share were both RMB23.11 (US$3.45) for the first six months of 2022, compared with RMB1.16 for the same period in 2021. Basic and diluted net loss per American depositary share (“ADS”) were both RMB11.56 (US$1.73) for the first six months of 2022, compared with RMB0.58 for the same period in 2021.

Non-GAAP basic and diluted net loss per share were both RMB23.12 (US$3.45) for the first six months of 2022, compared with RMB1.09 for the same period in 2021. Non-GAAP basic and diluted net loss per ADS were both RMB11.56 (US$1.73) for the first six months of 2022, compared with RMB0.55 for the same period in 2021.

Cash and Restricted Cash

As of June 30, 2022, the Company had cash, cash equivalents and restricted cash of RMB91.9 million (US$13.7 million).

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and diluted net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We define non-GAAP income from operations as income from operations excluding share-based compensation expenses. We define non-GAAP net income as net income excluding share-based compensation expenses. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method. We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains the translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6981 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of June 30, 2022.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail: ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: Secoo@tpg-ir.com

SECOO HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share data)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Revenues:
Merchandise sales	1,424,859	1,143,486	170,718
Marketplace and other services	100,762	20,775	3,102
Total revenues	1,525,621	1,164,261	173,820
Cost of revenues	(1,223,099)	(1,735,905)	(259,164)
Gross profit/(loss)	302,522	(571,644)	(85,344)
Operating expenses:
Fulfillment expenses	(83,188)	(25,064)	(3,742)
Marketing expenses	(118,029)	(39,097)	(5,837)
Technology and content development expenses	(54,492)	(27,304)	(4,076)
General and administrative expenses	(55,148)	(100,206)	(14,960)
Total operating expenses	(310,857)	(191,671)	(28,615)
Loss from operations	(8,335)	(763,315)	(113,959)
Other income (expenses):
Interest income	568	45	7
Interest expense	(60,727)	(61,303)	(9,152)
Foreign currency exchange loss	(942)	(502)	(75)
Others	14,494	597	89
Loss before income tax	(54,942)	(824,478)	(123,090)
Income tax benefit	15,116	7,938	1,185
Net loss	(39,826)	(816,540)	(121,905)
Less: Gain (loss) attributable to redeemable non-controlling interest	964	(195)	(29)
Less: Loss attributable to non-redeemable non-controlling interest	(167)	(187)	(28)
Net loss attributable to Secoo Holding Limited	(40,623)	(816,158)	(121,848)
Accretion to redeemable non-controlling interest redemption value	(248)	(247)	(37)
Net loss attributable to ordinary shareholders of Secoo Holding Limited	(40,871)	(816,405)	(121,885)

Net loss per share
— Basic	(1.16)	(23.11)	(3.45)
— Diluted	(1.16)	(23.11)	(3.45)

Net loss per ADS
— Basic	(0.58)	(11.56)	(1.73)
— Diluted	(0.58)	(11.56)	(1.73)

Weighted average number of shares outstanding used in computing net loss per share
— Basic	35,326,281	35,326,281	35,326,281
— Diluted	35,326,281	35,326,281	35,326,281

SECOO HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	156,108	78,346	11,697
Restricted cash	14,211	12,996	1,940
Accounts receivable, net	10,482	2,884	431
Inventories	2,995,460	2,532,563	378,102
Advances to suppliers	351,475	186,997	27,918
Prepayments and other current assets	600,416	587,013	87,639
Total current assets	4,128,152	3,400,799	507,727
Non-current assets
Property and equipment, net	41,319	31,380	4,685
Restricted cash	597	597	89
Investment in equity investees	28,477	29,316	4,377
Deferred tax assets	242,211	259,633	38,761
Goodwill	807	—	—
Operating lease right-of-use assets	20,809	12,948	1,933
Other non-current assets	8,506	7,482	1,117
Total non-current assets	342,726	341,356	50,962
Total assets	4,470,878	3,742,155	558,689

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	32,941	26,172	3,907
Accounts payable	409,519	401,962	60,011
Advances from customers	197,076	307,978	45,980
Income taxes payable	38,337	48,488	7,239
Accrued expenses and other current liabilities	623,475	541,995	80,918
Deferred revenue	20,186	40,706	6,077
Operating lease liabilities	13,721	7,990	1,193
Total current liabilities	1,335,255	1,375,291	205,325
Non-current liabilities
Long-term borrowings, excluding current portion	1,348,046	1,461,334	218,171
Operating lease liabilities	7,946	5,695	850
Total non-current liabilities	1,355,992	1,467,029	219,021
Total liabilities	2,691,247	2,842,320	424,346

Mezzanine Equity
Redeemable non-controlling interest	10,300	10,487	1,566
Total mezzanine equity	10,300	10,487	1,566

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares as of December 31, 2021 and June 30,2022, 29,272,306 shares issued and 28,754,852 shares outstanding as of December 31, 2021 and June 30, 2022, respectively)	198	198	30
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2021 and June 30, 2022, respectively)	41	41	6
Treasury Stock (517,454 Class A ordinary shares as of December 31, 2021 and June 30, 2022, respectively, at cost)	(71,018)	(71,018)	(10,603)
Additional paid-in capital	3,558,821	3,558,427	531,259
Accumulated losses	(1,772,189)	(2,588,594)	(386,467)
Accumulated other comprehensive loss	64,739	1,886	283
Total equity attributable to ordinary shareholders	1,780,592	900,940	134,508
Non-redeemable non-controlling interest	(11,261)	(11,592)	(1,731)
Total shareholders' equity	1,769,331	889,348	132,777

Total liabilities, mezzanine equity and shareholders' equity	4,470,878	3,742,155	558,689

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended
	June 30,
	2021	2022
	RMB	RMB	US$
Loss from operations	(8,335)	(763,315)	(113,959)
Add: Share-based compensation expenses	2,359	(395)	(59)
Non-GAAP loss from operations	(5,976)	(763,710)	(114,018)

Net Loss	(39,826)	(816,540)	(121,905)
Add: Share-based compensation expenses	2,359	(395)	(59)
Non-GAAP net loss	(37,467)	(816,935)	(121,964)

Net loss attributable to ordinary shareholders of Secoo Holding Limited	(40,871)	(816,405)	(121,885)
Add: Share-based compensation expenses	2,359	(395)	(59)
Non-GAAP net loss attributable to ordinary shareholders of Secoo Holding Limited	(38,512)	(816,800)	(121,944)

Non-GAAP net loss per share:
Basic	(1.09)	(23.12)	(3.45)
Diluted	(1.09)	(23.12)	(3.45)

Non-GAAP net loss per ADS:
Basic	(0.55)	(11.56)	(1.73)
Diluted	(0.55)	(11.56)	(1.73)

Weighted average number of shares outstanding used in computing the adjusted net loss per share
— Basic	35,326,281	35,326,281	35,326,281
— Diluted	35,326,281	35,326,281	35,326,281